Filed by Weyerhaeuser Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

The following communication was made available to Weyerhaeuser employees on December 17, 2015:

INTEGRATON UPDATE

Teamwork under way, scope defined for each SMT member

The integration team for the Weyerhaeuser-Plum Creek merger kicked-off its first meeting on Dec 1. Since then, the team leads for each area have been defining objectives, building sub-teams and making plans to achieve our integration goals and ensure a successful Day One experience for employees at both companies.

For the teams to complete their pre-close integration planning quickly and effectively, the scope and accountability for each senior management team member needs to be clear. While most teams remain in the same organization as before, a few shifts have occurred. Below is a high-level list of what activities and functions will reside within each organization after the transaction closes.

Timberlands — Rhonda Hunter

•	Forest Management & Certification

•	Timber Inventory & Productivity

•	Harvest Plans, Logistics & Marketing

•	Forest & Environmental Research

•	Tree Improvement, Nurseries & Orchards

•	International Operations

Real Estate, Energy & Minerals — Tom Lindquist

•	Planning: Asset Value Optimization

•	Land Asset Management (higher-and-better use & small non-strategic sales)

•	Conservation, Mitigation and Carbon

•	Real Estate Development and Joint Ventures

•	Recreation Lease Management (hunting clubs, cell towers, billboards)

•	Energy: Oil, Gas, Renewables (wind, pellets, solar, geothermal) and related right-of-ways

•	Minerals: Construction Materials, Industrial Minerals, Water (commercial scale)

Wood Products — Adrian Blocker

•	Lumber

•	Oriented Strand Board

•	Engineered Lumber Products

•	Plywood

•	Medium Density Fiberboard

•	Distribution

•	WP Sales & Marketing

•	WP Engineering & Technical Services

•	WP Research & Development

Finance — Russell Hagen

•	Corporate Accounting

•	Corporate Planning

•	Investor Relations

•	Treasury

•	Tax

•	Pension

•	M&A/Divestiture/Timber Valuation

Law — Devin Stockfish

•	Legal

•	Compliance

•	Internal Audit

•	Land Title

•	Lease Administration

•	Aviation

•	Records

HR, IT & Admin — Denise Merle

•	Human Resources

•	Information Technology

•	Headquarters Building Services

•	Security

Corporate Affairs — Tim Punke

•	Government Affairs

•	Communications & Public Affairs

•	Philanthropy

•	Sustainability & Corporate Responsibility

•	Health & Safety

•	Environmental Affairs/Policy

•	Environmental Remediation

•	Environmental Regulatory Compliance & Support

WHAT’S NEXT

In the coming weeks, the integration team leads for each area will continue to work with their accountable SMT member to determine the right post-close structure and cost for each business and function. The team leads will engage sub-teams as needed to complete this work and to prepare for a seamless Day One. As stated in the news release, we expect the transaction to close in late first quarter or early second quarter of 2016. However, it’s possible it could close sooner than that, so the teams are working aggressively to be ready for that possibility.

IMPORTANT REMINDER

Remember that until the transaction closes, we are still separate companies. While integration planning work will be underway, the actual integration will not occur until after the transaction closes. Any interaction you have with Plum Creek employees as part of your role should be treated no differently than with any other competitor. Conversations with Plum Creek employees outside the normal course of business must be cleared by our Legal department. If you have questions related to the integration, please email them here. We are limited in what we can share during this transition period, but will try to address common concerns and questions in future integration-update articles.

REQUIRED LEGAL LANGUAGE

We are required to include the following legal language on all company communication related to this transaction.

FORWARD-LOOKING STATEMENTS

This communication contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, with respect to Weyerhaeuser’s future results and performance, the expected benefits of the proposed transaction such as efficiencies, cost savings and growth potential and the expected timing of the completion of the transaction, all of which are subject to risks and uncertainties. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on company operations or financial condition. Weyerhaeuser will not update these forward-looking statements after the date of this communication.

Some forward-looking statements discuss Weyerhaeuser’s and Plum Creek’s plans, strategies, expectations and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “approximately,” “anticipates,” “estimates,” and “plans.” In addition, these words may use the positive or negative or other variations of those and similar words.

Major risks, uncertainties and assumptions that affect Weyerhaeuser’s and Plum Creek’s businesses and may cause actual results to differ materially from those expressed or implied in these forward-looking statements, including, without limitation, the failure to receive, on a timely basis or otherwise, the required approval of Weyerhaeuser’s shareholders or Plum Creek’s stockholders with respect to the proposed transaction; the risk that any of the conditions to closing of the proposed transaction may not be satisfied; the risk that the businesses of Weyerhaeuser and Plum Creek will not be integrated successfully; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and strength of the U.S. dollar; market demand for our products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions; performance of our manufacturing operations, including maintenance requirements; the level of competition from domestic and foreign producers; the successful execution of internal performance plans, including restructurings and cost reduction initiatives; raw material prices; energy prices; the effect of weather; the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters; transportation availability and costs; federal tax policies; the effect of forestry, land use, environmental and other governmental regulations; legal proceedings; performance of pension fund investments and related derivatives; the effect of timing of retirements and changes in the market price of company stock on charges for stock-based compensation; changes in accounting principles; and other factors described in Weyerhaeuser’s and Plum Creek’s filings with the SEC, including the “Risk Factors” section in Weyerhaeuser’s and Plum Creek’s respective annual reports on Form 10-K for the year ended December 31, 2014. Other risks associated with the proposed transaction are also discussed in the prospectus and joint proxy statement included in the registration statement on Form S-4 that Weyerhaeuser filed with the SEC on December 10, 2015 in connection with the proposed transaction.

NO OFFER OR SOLICITATION

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Weyerhaeuser and Plum Creek will be submitted to Weyerhaeuser’s shareholders and Plum Creek’s stockholders for their consideration. In connection with the proposed transaction, Weyerhaeuser filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which has not yet been declared effective by the SEC, that includes a prospectus with respect to Weyerhaeuser’s common shares to be issued in the proposed transaction and a joint proxy statement for Weyerhaeuser’s shareholders and Plum Creek’s stockholders (the “Joint Proxy Statement”) and each of Weyerhaeuser and Plum Creek will mail the Joint Proxy Statement to their respective shareholders or stockholders, as applicable, and file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ CAREFULLY ALL RELEVANT MATERIALS FILED (INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT) OR TO BE FILED WITH THE SEC BY WEYERHAEUSER OR PLUM CREEK WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Joint Proxy Statement and other relevant materials and any other documents filed or furnished by Weyerhaeuser or Plum Creek with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Director, Investor Relations, or by calling (253) 924-2058, or from Plum Creek upon written request to Plum Creek, 601 Union Street, Suite 3100, Seattle Washington 98101, Attention: Investor Relations, or by calling (800) 858-5347.

PARTICIPANTS IN THE SOLICITATION

Weyerhaeuser, Plum Creek, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Weyerhaeuser’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015, and information about Plum Creek’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. These documents are available free of charge from the sources indicated above, and from Weyerhaeuser by going to its investor relations page on its corporate web site at www.weyerhaeuser.com and from Plum Creek by going to its investor relations page on its corporate web site at www.plumcreek.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials Weyerhaeuser and Plum Creek intend to file with the SEC.